WARP 9, INC.
                           50 Castilian Drive, Suite A
                         Santa Barbara, California 93117


                                  May 31, 2007



VIA FACSIMILE (202-772-9204) AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Scott Anderegg, Esq.



         Re:    Warp 9, Inc.
                Post Effective Amendment to Registration Statement on Form SB-2 File No. 333-131326


Ladies and Gentlemen:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Warp 9, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 11.00 a.m., Eastern Time, on Thursday May 31, 2007, or as soon thereafter as possible.

         We hereby acknowledge the following:

o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




                                                   WARP 9, INC.


                                                   By: _/s/_Louie Ucciferri
                                                   Name: Louie Ucciferri
                                                   Title:  Chairman